December 28, 2010

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Energy Environment Solutions, Inc.
Registration Statement on Form S-1
Filed October 25, 2010
File No. 333-170118

Dear Mr. Riedler:

We hereby submit the responses of Alternative Energy Environment Solutions, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated November 22, 2010, to Mr. Scott Williams of the Company in regard to the above-referenced registration statement on Form S-1 (the “Registration Statement”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission on December 23, 2010 (the “Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Prospectus Summary, page 1

1.
Please revise your disclosure in this section and throughout the registration statement, as applicable, to clarify whether you own or are otherwise in possession of the microbial biotechnology.  If you have not yet acquired the necessary biotechnology, please address how you plan to acquire it and from whom.

Company Response: The Company has amended the Registration Statement to clarify that the Company has not yet acquired a microbial biotechnology and that it plans to enter into negotiations with Wytex Ventures for the purchase of such technology once sufficient funds have been raised by the Company.

Risk Factors

General

2.
To the extent that you have not yet acquired the necessary biotechnology to commence operations, please include a risk factor that addresses the risk that you are unable to acquire the technology that you need at reasonable prices, or not at all.

Company Response: The Company has added the following risk factor on page 4 of the Amendment:

“WE MAY NOT BE ABLE TO ACQUIRE THE BIOTECHNOLOGY WE HAVE SELECTED AND MAY NEED TO FIND A SUITABLE SUBSTITUTE.

Although AEES and Wytex are in general agreement with regard to licensing the technology to AEES, we may be unable to complete the transaction with terms that are favorable. In that case, we would need to seek a comparable technology elsewhere.”

3.	Please include a risk factor that addresses the risk that the extraction technology does not work or that the technique proves too expensive to be performed cost-effectively.

Company Response:  The Company has added the following risk factor on page 4 of the Amendment:

“THE BIOTECHNOLOGY THAT WE INTEND TO ACQUIRE MAY NOT WORK AS WELL AS INDICATED IN TESTING.

Although the technology has been tested in lab and field environments, there is no assurance the technology will provide economically favorable results in all applications or that natural gas prices will not decline to a point that makes the business case for utilizing this technology far less attractive.”

4.
Please include a risk factor that addresses whether the environmental impact from tapping natural gas stored in shale rock is a material risk and that discusses the potential impact to the fresh-water aquifer in the Powder River Basin.  In addition, you should discuss any problems posed by conservation groups and landowners who have demonstrated their opposition to other companies’ plans to develop more wells in Wyoming and Montana.

Company Response:  The Company has added the following risk factor on page 4 of the Amendment:

 “ENVIRONMENTAL IMPACT MAY ADVERSELY AFFECT OUR ABILITY TO IMPLEMENT THIS TECHNOLOGY IN THE POWDER RIVER BASION AREA.

There are a number of environmental factors, including water quality, that may impact our ability to implement this biotechnology in the Power River Basin area. Although testing to-date has shown no adverse effects on the environment or water quality, conservation groups have shown an aversion to any new technology that pertains to mineral extraction. This could limit our ability to use the technology in river basin areas of the U.S.”

“We may need additional capital to develop our business,” page 4

5.	Please provide in this risk factor an estimate of the amount of money you believe would be required to implement your business plan.

Company Response:  The Company has inserted the following language at the beginning of the second paragraph of this risk factor:  “Although we believe that AEES will be able to secure the $2.5 million needed for implementation of our business plan, there is no assurance the necessary funding will be available to complete all planned endeavors.”

“We may incur significant costs to be a public company to ensure compliance with U.S. corporate governance and accounting requirements…,”  page 5

6.	Please provide in this risk factor, to the extent practicable, an estimate of the annual costs associated with public company reporting requirements that you believe you will incur.

Company Response:  The Company has amended this risk factor to disclose that it believes the Company will incur approximately $125,000 in annual costs associated with its public company reporting requirements.

“Our company will be impacted by fluctuations in the price of natural gas…,” page 5

7.	In order to illustrate this risk, please provide in this risk factor the range of the price of natural gas over the previous five years.

Company Response:  The Company has amended this risk factor as follows:

“OUR COMPANY WILL BE IMPACTED BY FLUCTUATIONS IN THE PRICE OF NATURAL GAS.

Our company may be negatively impacted by fluctuations in the price of natural gas. The natural gas market has been volatile and such volatility or an unexpected increase in natural gas prices could have an adverse effect on our business. A substantial increase in the price of natural gas may reduce the demand for natural gas and natural gas exploration and mining services, which would adversely impact our revenues and could cause our business to fail. It is anticipated that natural gas demand will increase in the coming years as the U.S. and other countries shift to cleaner energy sources, and therefore prices should increase as well. However, in the past five years prices there have been significant price fluctuations as reflected in the following references (U.S. EIA well head prices per mcf):

2005 - $7.33
2006 - $6.39
2007 - $6.25
2008 - $7.96
2009 - $3.71
2010 - $4.41”

“Our business is subject to government regulation of mining and extracting industries…,” page 5

8.	In this risk factor, please indicate what regulators you are referring to and briefly describe the regulations you will have to comply with.

Company Response:  The Company has amended the first sentence of this risk factor as follows: “Our business is subject to government regulation of mining and extracting industries and these regulations will vary from place to place but could include the state oil and gas regulatory body and the state Department of Environmental Quality as well as the federal regulatory authorities on public lands such as the Bureau of Land Management and Environmental Protection Authority.”

“If we can successfully begin operations, we will face intense competition from other companies that are much larger,,,,” page 6

9.	Please state in this risk factor the names of those companies that you believe will be your principal competitors in the event that you successfully commence operations.

Company Response:  The Company has amended the this risk factor to disclose that it believes Luca Technology of Denver, Colorado will be a principal competitor in the event that the Company successfully commences operations.

Description of Business, page 16

10.
We note your statement that “(n)utrient stimulation for coal bed methane production is considered by the U.S. Geological Survey to be an environmentally sound and inexpensive method to increase yields.”  Please provide us with copies of the U.S. Geological Survey information that includes the statement you reference or provide us with material from a third-party independent source that includes references to this information.

Company Response:  The Company has removed from the Registration Statement the statement referenced in this comment.

11.
Please provide additional disclosure that states the bases of your statements that the Power River Basin has the potential to yield nearly 22 trillion cubic feet of coal bed methane during the next 20 years and the overall market potential is estimated to reach $10 billion in the next decade.  If the U.S. Geological Survey is your source, please provide us copies of this information, either from the U.S. Geological Survey itself or from a third-party independent source that substantiates these statements.

Company Response:  The Company has amended the fourth paragraph on page 17 of the Amendment as follows:

“We plan to license this patent-pending biotechnology to owners and operators of coalmines in the Power River Basin, which spans parts of Montana and Wyoming.  In-house extrapolations indicate that if we tap 20,000 wells, of 22,000 that currently exist, generating only 50 mcf (1,000 cubic feet) per day, production estimates are 1 million mcf/day or 350 million mcf/year. At $4 per mcf the yearly revenues can equal $1.4 billion and over 10 years could generate $14 billion. Because coalbed methane is a clean-burning natural gas, companies developing greater reserves contribute in a major way to the U.S.’s drive for higher reliance on renewable and cleaner energy sources, and can possibly qualify for significant tax incentives to help fund operations.”

In addition, the Company has amended the eighth paragraph on page 17 of the Amendment as follows:

“Coal bed methane is a clean-burning natural gas used for heating and electricity generation. In-house extrapolations indicate that if we tap 20,000 wells, of 22,000 that currently exist, generating only 50 mcf (1,000 cubic feet) per day, production estimates are 1 million mcf/day or 350 million mcf/year. At $4 per mcf the yearly revenues can equal $1.4 billion and over 10 years could generate $14 billion. Between 1997 and 2007, the number of wells drilled for natural gas extraction in this area reached 22,000. With the U.S. energy industry aggressively trying to adopt cleaner, renewable energy sources, coal bed methane is becoming an extremely valuable fuel. Operators in the Powder River Basin area are seeking innovative new biotechnology for the efficient and cost-effective extraction of this natural gas from coalmines that are underperforming.”

12.
We note your statement on page 17 that “[your] officials have developed relationships with a number of these companies…”  Please confirm to us supplementally that this is an accurate statement.  If you are unable to do so, please delete this statement.

Company Response:  The Company has removed from the Registration Statement the statement referenced in this comment and has amended the third paragraph on page 18 of the Amendment as follows:

“Our initial marketing efforts will be focused on engaging with the 100 or so companies with coalmines and natural gas efforts in the Powder River basin of Montana and Wyoming.   The principals of Wytex Ventures, the holder of the technology we plan to acquire and then license to operators, have created relationships with several prospective customer companies including TRGC of China, NuCoal of Canada and PT National Solutions of Indonesia.  Our goal is to field three new in-situ pilots with three of these companies as proof points for the participating companies and the industry.”

Notes to Financial Statements

Note 3. Commitments

13.
We note that you entered into a consulting agreement for services with respect to furthering your business.  Please file this agreement as an exhibit to your registration statement, on the basis that it is a material contract.  If you disagree with our conclusion that this contract is material and should be filed, please provide us with your basis for this belief.

Company Response:  The Company has filed the consulting agreement as Exhibit 10.3 to the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page II-1

14.
We note that you refer to “[the Company’s] proprietary microbial-enhanced coal bed methane extraction technology”;  “[the Company’s] innovative and environmentally sound biotechnology”;  “[your] technology has been developed and refined since 2006, when Company associates initiated biogenic research with the University of Wyoming and the Western Research Institute”;  and[your] biotech solution.”  As the Company has not yet begun operations, these statements, which imply that you not only have acquired the methane extraction technology but that you have been developing it in conjunction with the University of Wyoming and the Western Research Institute, should be deleted.  In addition, you should revise the registration statement as necessary throughout to eliminate any impression that you are in possession of this technology if this is not the case.

Company Response:  As indicated in response to comment 1, the Company has amended the Registration Statement to clarify that the Company has not yet acquired a microbial biotechnology and that it plans to enter into negotiations with Wytex Ventures for the purchase of such technology once sufficient funds have been raised by the Company.

15.
Please provide additional disclosure that states the basis of your statement that more than half of the 22,000 natural gas wells in the Powder River Basin are considered low producing, depleted or abandoned.

Company Response:  The Company has amended the statement referenced in this comment as follows: “Approximately 10,000 of the 22,000 CBM wells drilled prior to 2000 have been closed or are producing at very low levels according to records from the Wyoming Oil and Gas Conversation Commission.”

Directors, Executive Officers, Promoters and Control Persons, page II-2

16.
Please indicate in your disclosure whether John Tilger’s association with Wharton Advisors has been his principal occupation for the previous five years.  If it has not, please expand your disclosure to provide information concerning his previous employment.

Company Response:  The Company has amended Mr. Tiger’s business experience to indicate that Mr. Tilger’s association with Wharton Advisors commenced in December 1998.

Signatures, page II-12

17.
Please amend your registration statement to provide the signatures of at least a majority of the members of your board of directors.  Please refer to Instruction 1 to the signatures requirement of Form S-1.

Company Response:  The Amendment has been signed in compliance with Instruction 1 to the signature requirements of Form S-1.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 215-968-1600 or Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Alternative Energy Environment Solutions, Inc.

By:      /s/ Scott Williams
Scott Williams
President and Chief Executive Officer